Entourage Mining Ltd.

ENTOURAGE MINING SIGNS PIRES PROPERTY LETTER OF
INTENT WITH ANSELL CAPITAL CORP.

Vancouver British Columbia, February 18, 2010: Entourage Mining Ltd. (“Entourage” or the “Company”) (OTCBB:ENMGF) announces that it has signed a Letter of Intent (“LOI”) with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, wherein Ansell has agreed to complete due diligence on 6 mineral claims covering 8,798 hectares of mineral explorations lands and incur expenditure on the claims of no less than US$200,000 in the three month period ending May 1st, 2010. Access and logistics of the property are easy as the property is crossed by paved highway and served by the Brazilian electric power grid.

The 6 Pires property claims (“Pires” or the “property”), currently optioned by Entourage, are located in southern Goiás State, Brazil, 100 km west of Kinross’ Paracatu Gold Mine. Entourage has an option to earn a 100% unencumbered interest in the property; there is no Net Smelter Return in the option agreement. As part of the LOI, Ansell has agreed to pay Entourage a CDN$75,000 payment as consideration for Entourage locking up terms pursuant to which Ansell may acquire all of Entourage’s right, title and interest in and to the Pires property and other assets by way of a Plan of Arrangement. If Ansell proceeds with the acquisition, it will be required to issue to each Entourage shareholder one common share of Ansell stock for each share of Entourage. Entourage is expected to have approximately 9,600,000 shares issued and outstanding subject to adjustment for warrants and options which may be exercised prior to the effective date of the acquisition.

Ansell can proceed with the acquisition of the assets of Entourage following satisfactory completion of their preliminary investigation of the Pires property. Should Ansell not proceed with the acquisition, Ansell will have earned one quarter of Entourage’s earned interest in and to the Pires property which may be re-purchased by Entourage for cost for a period of 18 months from the date Ansell elects not to proceed with the acquisition.

Ansell commits to spend US$200,000 on the Pires property in the program consisting of:

  Continuing surface sampling in un-sampled or minimally sampled areas of the Property;
  Completion of detailed structural and geological mapping;
  Surface follow-up of high-grade sample sites, including geochem and hand trenching;
  High resolution ground magnetic lines at the most advanced target (Point 1) area to determine efficacy; and
  Drilling (450 m) at Point 1 to confirm 3D orientation of veins, vein density, and gold abundance in fresh bedrock.

Entourage Mining has filed, on the System for Electronic Document Analysis and Retrieval (SEDAR), a 43-101 Technical Report on the Pires property. Entourage has collected and analyzed 291 rock, soil and chip samples from the Pires Property to date.

Entourage Mining Ltd.

The 15 most gold enriched sample results from the property are summarized in the following table:

Sample #	Lab	Au g/t	As ppm	Cu ppm	Fe%	Mn ppm	Ni ppm	Pb ppm	V ppm	Zn ppm
HOC-09—56	ACME	404.95	313	87	5.78	77	9	1083	24	450
PIR-09-069	INTERTEK	297.00	7078	1346	10.0	2300	274	5856	49	293
PIR-09-089	INTERETK	114.00	1313	0	10.0	500	145	1846	69	135
HOC-09-031J	INTERTEK	80.10	3521	186	15.0	0	190	9464	>3162	1179
PIR-09-017	INTERTEK	77.00	2781	719	10.0	200	145	9755	1268	2016
HOC-09-047	ACME	69.83	1431	18	30.90	84	57	1058	318	466
HOC-09- P003W	SGS- GEOSOL	54.71	1015	128	12.25	200	23	2659	22	508
HOC-09- P001K	SGS GEOSOL	40.69	892	282	12.03	900	17	2627	51	723
HOC-09-031M	INTERTEK	39.98	695	425	14.15	0	46	2064	97	672
HOC-09-055	ACME	39.81	760	727	13.62	9577	63	3198	720	676
PIR-090-086	INTERTEK	39.70	912	22	10.0	200	110	2947	22	279
PIR-09-069	INTERTEK	39.50	1520	32	10.0	100	214	5000	1043	4977
HOC-09-P003e	SGS GEOSOL	37.10	800	364	6.63	300	28	2043	25	201
HOC-09- P002A	ACME	31.76	1286	64	26.52	28	30	139	56	58
PIR-90-026	INTERTEK	28.30	520	248	10.00	1100	26	1744	77	612

The gold results presented above were produced by fire assay and were completed at three different laboratories: ACME Analytical Laboratory (Vancouver, Canada); SGS Geosol Laboratory (Belo Horizonte, Brazil); and Intertek of Brazil (Belo Horizonte, Brazil). Other elements were analyzed by ICP. Dr. Harrison Cookenboo, PhD, P Geo and a “Qualified Person” as that term is defined in National Instrument 43-101, and coauthor of the report states:

“These highly enriched samples were collected from different parts of the property located up to 15 km apart on strike. Hand trenching has succeeded in exposing undeformed quartz veins in or close to bedrock near the float samples in some of these occurrences, and locally abundant concentrations suggest that other samples are also proximal to source”.

Dr. Cookenboo has reviewed the technical data in this news release and approves the release of technical information described herein.

ON BEHALF OF THE BOARD

“Gregory Kennedy”

Gregory F Kennedy
President

Entourage Mining Ltd.

For more information call 604-278-4656 or to read the 43-101 Pires Technical Report, please visit our website at www.entouragemining.com

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.